FILED BY BECTON, DICKINSON AND COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

SUBJECT COMPANY: C.R. BARD, INC.
SEC FILE NO.: 001-06926
DATE: MAY 18, 2017

On May 18, 2017, Becton, Dickinson and Company (“BD” or “the Company”) filed a Current Report on Form 8-K with the following information:

On May 18, 2017, the Company issued notices of redemption for all $1.7 billion outstanding principal amount of its 1.800% Notes due December 15, 2017, 5.000% Notes due May 15, 2019 and 6.375% Notes due August 1, 2019 and the following notes issued by its wholly owned subsidiary, CareFusion Corporation: 3.300% Senior Notes due 2023, 3.875% Senior Notes due 2024, 4.875% Senior Notes due 2044 and 6.375% Senior Notes due 2019.  The redemption price is payable on June 19, 2017.  The Company expects to issue, in one or more registered offerings, both U.S.-denominated and Euro-denominated senior unsecured notes, subject to market and other conditions, the proceeds of which will be used to fund a portion of the cash consideration for its previously announced acquisition of C. R. Bard, Inc. (“Bard”) and the redemption price for each series of notes and to pay accrued interest, related premiums, fees and expenses in connection therewith.

FORWARD-LOOKING STATEMENTS

This communication contains certain estimates and other “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements generally are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target” or other similar words, phrases or expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements regarding BD’s proposed acquisition of Bard and the expected BD financing and the use of proceeds therefrom and other statements that are not historical facts. These statements are based on the current expectations of BD and Bard management and are not predictions of actual performance.

These statements are subject to a number of risks and uncertainties regarding BD and Bard’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, (i) the ability of the parties to successfully complete the proposed acquisition on anticipated terms and timing, (ii) the ability of BD to consummate the financings on a timely basis and reasonable terms and (iii) other factors discussed in BD’s and Bard’s respective filings with the Securities and Exchange Commission.

The forward-looking statements in this document speak only as of date of this document. BD and Bard undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, BD will file with the SEC a registration statement on Form S-4 that will constitute a prospectus of BD and include a proxy statement of Bard. BD and Bard also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by BD and Bard with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e-mail or written request by contacting the investor relations department of BD or Bard at the following:

Becton, Dickinson and Company	C.R. Bard, Inc.
1 Becton Drive	730 Central Avenue
Franklin Lakes, New Jersey 07417	Murray Hill, New Jersey 07974
Attn: Investor Relations	Attn: Investor Relations
1-(800)-284-6845	1-(800)-367-2273

PARTICIPANTS IN THE SOLICITATION

BD and Bard and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 15, 2016, for its 2017 Annual Meeting of Shareholders. Information about Bard’s directors and executive officers is available in Bard’s proxy statement dated March 15, 2017, for its 2017 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BD or Bard as indicated above.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.